FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number
1.	Telefónica — Presentation on Quarterly Results for the period January-March 2011	2

Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

TELEFONICA Solid start to 2011, in line with Company expectations Continued strength in revenue growth, sustained Industry leading profitability T. Latam driving organic growth, already at 45% of consolidated revenues & OIBDA Monetisation of accelerating MBB penetration boosts mobile data sales (+19% y-o-y organic) "Value" over "volume" commercial strategy Limited OIBDA margin erosion, leveraging scale and global initiatives Strong CapEx investment to meet customers' demand Full year guidance confirmed 2 Q1 11 Results Highlights: Distinctive profile

TELEFÓNICA

Financial Summary

€ in millions	Jan-Mar 2011	Jan-Mar 2010	Change y-o-y	Organic change
Revenues	15,435	13,932	+10.8%	+1.4%
OIBDA	5,574	5,114	+9.0%	-1.0%
OIBDA Margin	36.1%	36.7%	-0.6 p.p.	-0.9 p.p.
Operating Income (OI)	3,057	2,930	+4.3%	-1.3%
Net income	1,624	1,656	-1.9%	
OpCF (OIBDA-CapEx)	4,022	3,923	+2.5%	-4.9%

Revenues and OIBDA nominal growth rates impacted by:

- Changes in consolidation added around 6 p.p.
- Forex added around 3 p.p.

Organic growth: assumes constant average exchange rates as of Q1 10 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in Q1 10 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in Q1 11, the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded from organic growth calculation. In addition, results from the Costa Rica operation are excluded from organic growth. Telefónica's CapEx excludes investments in spectrum, the Real Estate Efficiency Programme at T. España, and the real estate commitments associated with Telefónica's new headquarters in Barcelona.

Telefónica, S.A
Investor Relations

Telefonica

3

T. Espana (21% of total): +6.1% y-o-y T.Latam (46% of total): +24.6% y-o-y driven by Vivo (100% in Q1 11 + PPA: € 86 m) T.Europe (32% of total): + 9.4% y-o-y Total PPAs: € 324 m (+12.9% y-o-y) Bottom line strongly impacted by higher D&A Q1 11 EPS: € 0.36 (€ 0.41ex PPAs) 4 January-March 2011 € in millions (% y-o-y change) 5,574 -2,517 (+15.2%) D&A OIBDA -16 c.s. -579 (+1.1%) -728 (+2.0%) 3,057 1,624 OI Associates Financial expenses Taxes Net Income +4.3% Minorities -110 (-23 Q1 10) -1.9% +9.0% TELEFONICA

Total Accesses Revenue mix by regions Top line growth underpinned by Latam and broadband 5 290 m (+6% organic y-o-y) Mar-11 y-o-y organic growth +71% MBB FBB Pay TV +14% Mobile Contract +9% +10% 71 m 27 m 17 m 3 m "Value" over "volume" commercial strategy, focused on quality & new services: Q1 net adds driven by mobile accesses Growing contract base: 57% of Q1 net adds to account for close to 1/3 of the mobile base Outstanding MBB growth Strong FBB performance, delivering bundles Organic growth excludes Manx Telecom accesses in 2010. Organic revenue increase ex-MTRs to 2.4% 40% Telefonica 1.4% Contribution to Q1 11 y-o-y chg T. Latam +2.4 p.p. y-o-y T. Espana -1.8 p.p. y-o-y T. Europe +0.6 p.p. y-o-y 45% 33% 28% 26% 25% Mar-11 Mar-10 Weight over consolidated revenues TELEFONICA

Smartphone adoption driving mobile data growth Enlarged and increasingly affordable range of devices Focused commercial actions Tiered pricing across operations drives profitable mobile data monetisation MBB penetration: MBB accesses with data attached rate/Total mobile customer base. Aggregate figures for Group mobile service revenue, mobile data revenue, P2P SMS and non-P2P SMS data revenue. 12% 6% 21% 27% Telefonica T. Latam T. Espana T. Europe 18% in Venezuela 7% in Chile 6% in Brazil MBB penetration in our mobile base (Mar-11) Q1 11 Mobile data revenue growth (organic y-o-y ) 6 Mobile data revenues gaining traction to close to 30% of MSR (26% in Q1 10) Sequential improvement in non-P2P SMS growth Increase in P2P SMS sales (up 4.8% organic y-o-y ) Significant upside ahead Total Mobile data +18.6% Non-P2P SMS +36.5% TELEFONICA

Balancing growth and profitability 7 Q1 11 OIBDA margin Reporte d Organic 36.1% 35.6% -0.9p.p. y-o-y -0.6p.p. y-o-y Contained OIBDA margin erosion compatible with: Strong smartphone adoption Higher commercial costs (+4% organic y-o-y) Increase in network & IT expenses (up 7% organic y-o-y) Weak performance in Spain Benefiting from: Sequential improvement in cost contention Integrated management model Group scale & Global initiatives 44.0% Organic T. Espana Organic T. Latam Organic T. Europe 36.3% -0.3p.p. y-o-y 26.3% +1.0p.p. y-o-y Contribution to Telefonica Q1 11 OIBDA 35% (-7.6 p.p. y-o-y) 45% (+5.6 p.p. y-o-y) 18% (+0.2 p.p. y-o-y) -2.4p.p. y-o-y TELEFONICA

Q1 11 performance in-line with year-end targets Figures according to guidance criteria. 8 Revenues 2011 Guidance ? 1.4% Upper 30s Limited erosion y-o-y 35.6% (-0.9 p.p) 1,412 Up to 2% ~ 9,000 ? ? Growth to accelerate throughout the year OIBDA Margin CapEx Q1 11 TELEFONICA

T. ESPAÑA

T. España: Continued weakness, slightly better top line performance

Revenues
(y-o-y change)


Mobile
Fixed
Total
-6.1%
-5.5%
-9.8%
-5.3%
-7.5%
-5.6%
-1.1 p.p. mainly due to lower USO
Q4 10
Q1 11

- Sequential improvement across businesses
- Value oriented commercial strategy among tough price competition:
  - Focused on MBB and contract
  - FBB retail market share at 53%

Q1 11 OpEx breakdown
(y-o-y change)


Subcontracts
Supplies
Bad debt
Taxes
Personnel
Total
-0.1 p.p.
-0.4 p.p.
-0.3 p.p.
-0.8 p.p.
+0.8 p.p.
-0.7% y-o-y
-2.0% y-o-y
+3.2% y-o-y

- Cost line virtually frozen despite:
  - Higher personnel costs (CPI revision)
  - Increased commercial costs on growing smartphone sales
- Positive bad debt evolution
- Negotiations with unions just started

Q1 11 CapEx


70%
30%
+15.8% y-o-y
Growth & Transformation
Recurrent
Total

- Strategic areas driving increased CapEx, enhancing the quality gap:
  - Selective fibre roll-out and VDSL
  - Expanding MBB capacity & coverage
- Growth to slowdown in coming quarters on different execution path vs. 2010

Telefónica, S.A
Investor Relations
Telefonica
9

Solid momentum on data across businesses 10 Mobile ARPU Voice ARPU -10.7% -13.5% Voice: Ongoing price competition with no elasticity Data ARPU growth getting traction Retail FBB ARPU -10.7% -12.7% Revenues -2.1% -4.2% No change in market dynamics: Strong price competition MSR (Q1 11 y-o-y) Sound data growth leveraging higher MBB base (x1.6 y-o-y) ARPU -8.3% -9.1% Data ARPU +7.6% +0.7% Q4 10 (y-o-y) Q1 11 (y-o-y) MSR -7.6% -7.8% in Q4 10 Data Non-P2P SMS +10.0% +21.4% Q4 10 (y-o-y) Q1 11 (y-o-y) -6.8% -8.4% in Q4 10 Outgoing MSR Internet & FBB business Improvement driven by data & IT revenue Further erosion on Internet & BB driven by ARPU erosion Wireline Revenues Data & IT Subsi - diarie s Voice & Access Internet & BB Q4 10 Q1 11 -9.8% -5.3% +3.8 p.p. +0.7 p.p. +0.6 p.p. -0.6 p.p. -2.6 p.p. mainly due to lower USO, impacting voice/access +1.3 p.p. due to applications sale T. ESPANA

T.LATAM

T.Latam: Strong growth, sustained healthy profitability


Accesses
(Mar-11 organic y-o-y growth)
+8%
-1%
+10%
+10%
+24% in contract
x2
+15%
Total
Fixed
TV
Mobile
MBB
FBB
Revenue
(Q1 11 organic y-o-y growth)
+3.0p.p.
+3.0p.p.
+0.0p.p.
-0.3p.p.
+5.7%
Brazil
Southern Region
Northern Region
Others
Q1 11
Contribution to Telefónica revenue
23%
15%
7%
OIBDA
(Q1 11 organic y-o-y growth)
+5.3p.p.
+3.1p.p.
-0.6p.p.
-3.0p.p.
+4.9%
Brazil
Southern Region
Northern Region
Others
Q1 11
Contribution to Telefónica OIBDA
23%
16%
7%

- **Solid commercial momentum**
- **Healthy revenue & OIBDA growth:**
  - Outstanding performance in Brazil
  - Consistent growth in the Southern Region
  - Weak results in Mexico flattening contribution from the Northern Region
  - Lower contribution from regional initiatives dragging y-o-y growth
- **Flattish OIBDA margin** (36.2%; -0.3 p.p. y-o-y organic) **despite fast accesses growth**

Organic growth: assumes average constant exchange rates as of Q1 10 and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefonica 11

T.LATAM

T.Latam: Solid top line across businesses

Revenue Mix



Wireline
38%
+3%
Wireless
62%
+10%
y-o-y organic growth

- Data services driving growth in both businesses
- Mobile voice keeps growing
- Sequential acceleration in wireline revenue growth

Wireless Revenue (y-o-y organic growth)



% Data Rev/MSR
+9.7%
8.8p.p.
3.9p.p.
+12.7%
+24%
-0.1%
+2.1%
Total Wireless
Mobile Data
Mobile Voice
Outgoing MSR
ARPU
Outgoing ARPU

Wireline Revenue



+1.2%
+2.7%
+7.2%
+11.7%
23.3%
+2 p.p. y-o-y
FY10
Q1 11
FY 10
Q1 11
Q1 11
Total Revenue (y-o-y organic growth)
Internet & Pay TV Rev (y-o-y organic growth)
Internet & Pay TV/ Total Rev

Aggregated figures for Wireless and Wireline businesses.

Telefónica, S.A
Investor Relations
Telefonica 12

Brazil: Outperforming market peers 13 Revenue (y-o-y organic growth) +6.2% +3.6% FY 10 Q1 11 9M 10 H1 10 Q1 10 +2.7% +1.5% +0.3% Accesses (Mar-11 y-o-y growth) Total +12% Mobile +15% x 2 Fixed Pay TV FBB MBB MBB penetration +21% -0.2% +8% 27% Contract y-o-y Improved operational & financial performance after the acquisition of 50% of Brasilcel: Ramp-up in top line & enhanced OIBDA margin Merger of shares of Vivo Partipacoes into Telesp approved by EGMs: Significant synergies to crystallize before year end OIBDA & margin (y-o-y organic growth) +11.9% -9.2% +1.5% FY 10 Q1 11 9M 10 H1 10 Q1 10 -4.4% -7.7% -3.5 p.p. -3.5 p.p. -2.6 p.p. -0.7 p.p. +1.8 p.p. Margin 35.8% 6% 6% Revenue Breakdown (y-o-y organic growth) +0.2% +7.4% Total Fixed FBB +1.7% +12.9% +62.3% MSR +14.6% +11.4% Mobile Data +47.0% % Data Rev./MSR Q1 11 FY 10 21% T. LATAM

T. LATAM

Sound momentum in key operations

Contribution to Telefónica Revenue

North Region

Mexico 2.7%

- **Strengthened MBB positioning:** MBB accesses (x4 y-o-y)
- **Weak MSR on decreasing revenues in prepaid segment, impacting also OIBDA**
- **Repositioning of commercial** offer on track

Venezuela 3.3%

- **Commercial offer refocused** to address all market segments
- **Solid MSR growth** pushed by outgoing voice and data
- **Strong OIBDA margin** (45.9%)

South Region

Argentina 4.9%

- **Double digit growth in revenue and OIBDA**
- **Healthy expansion of FBB and mobile accesses.** Stabilization of fixed telephony accesses

Chile 3.7%

- **Robust growth in all financial metrics with OIBDA margin increase**
- **Strong mobile access growth** driven by contract & MBB

Peru 3.2%

- **Top line growth acceleration with OIBDA margin expansion**
- **Strong commercial momentum** across businesses

Colombia 2.4%

- **Consolidation of revenue growth trend** mainly driven by MSR
- **Steady accesses growth** despite tough competition

Growth rates in financials are given in local currency. In Venezuela, excludes also hyperinflation accounting in both years.

Telefónica, S.A
Investor Relations

Telefónica 14

T.EUROPE

T.Europe: driving market dynamics, delivering growth

Accesses
(Mar-11 y-o-y organic growth)

% over total mobile base


+6%
56.9m
Total Accesses
+6%
47.1m
Total Mobile
+8%
49%
+1 p.p. y-o-y
Mobile Contract

- **Continued customer growth, focusing on value, MBB and new business areas:**
  - Strong contract net adds at 446k (+2% y-o-y)
  - Sustained low level contract churn
  - 67% Q1 contract handsets sales were smartphones
  - MBB penetration at 27% (+3 p.p. vs. Dec-10)

Revenue
(Q1 11 y-o-y organic growth)


+4.4% (Ex-MTRs)
+2.4%
Total
+29.4%
Non-P2P SMS

- **Top line growth driven by increased MBB penetration and tiered pricing:**
  - Non-P2P SMS revenue growth acceleration, driving mobile data revenue (+11.7% organic y-o-y)
  - Continued drag from regulation, further MTR cuts in UK from Q2 11

Profitability
(Q1 11 y-o-y organic growth)


+6.2%
OIBDA
26.3%
+1.0 p.p.
OIBDA margin

- **Profitable data growth with efficiency improvements:**
  - Network sharing and more efficient network rollout also benefiting cash flow generation

From January 1st, 2011 T.Europe also includes TIWS and TNA in its consolidation perimeter. Financial results have been restated accordingly from Q1 10.
Organic growth: assumes constant exchange rates (average Q1 10) and includes 3 months of HanseNet in Q1 10. Manx T. financial results and accesses are excluded from the organic growth calculation.

Telefónica, S.A
Investor Relations
Telefónica 15

T. EUROPE

T. UK: value growth, benchmark financial performance

Mobile customer KPIs (y-o-y growth)


Customers (Mar-11 y-o-y)
+4%
+9%
Total
Contract
Contract upgrades
+0%
Q1 11
Q4 10
-24%

- **Selective approach to a competitive market:**
  - Best in class contract churn at 1.1%
  - Contract base is 48% over total (+2 p.p. y-o-y)
  - 82% of contract handsets sold in Q1 11 were smartphones
  - Smartphone penetration[1] at 33% (+4 p.p. vs. Dec-10)

Revenue Q1 11 (y-o-y growth)


% over MSR
+3.6%
9.8%
43%
+2 p.p. y-o-y
34.5%
MSR
Data
Non-P2P SMS

- **Healthy growth leveraging a solid framework in place for mobile data monetisation:**
  - Encouraging trends from new data refresh in March: bolt-on adoption is c. 80% in the mid £6 tariff
  - Handset sales and fixed revenues also driving growth to 5.3% y-o-y

Profitability Q1 11 (y-o-y growth)


y-o-y change
+13.7%
27.3%
+2.0 p.p.
OIBDA
OIBDA margin

- **Focus on customer lifetime value along with smart market investment:**
  - Lower upgrades in the quarter and interconnection cost benefit
  - CapEx evolution (-3.2% y-o-y) mainly benefiting from spectrum refarming
  - Progressing well with the restructuring program

[1] Smartphones with data attached rate/total mobile base excluding dongles and M2M.
Growth rates in financials are given in local currency.

Telefónica, S.A
Investor Relations
Telefónica 16

T.EUROPE

T. Germany: Growth acceleration, leveraging integration

Customer KPIs (y-o-y growth)

% Contract net adds


Contract Mobile Net Adds (y-o-y)
+31%
+34%
43%
67%
Q1 10
Q1 11

- Total customer base up 9% y-o-y to 24 million
- Strong contract net adds and lower churn (-0.1 p.p. y-o-y)
- Sustained push in MBB penetration to 22% of our mobile base
- Further expansion in prepay segment (+11% y-o-y)
- Cross-selling opportunities ahead as HanseNet integration finalised

Revenue (Q1 11 y-o-y organic growth)

% over MSR


12.3%
18.5%
31.8%
39%
Mobile Revenues (ex-MTRs)
Data
Non-P2P SMS

- **Revenues up 1.9% y-o-y despite strong regulatory headwinds:**
  - MTR cuts dragged 6.1 p.p. of total mobile revenue growth
  - Benefit from hardware sales through "My Handy"
- **2/3 of new contract customers signed for a data package in Q1**

OIBDA margin (y-o-y organic change)


21.2%
-0.1 p.p.
Q1 11

- **Stable margins y-o-y despite strong push in contract & MBB**
- **Progress in restructuring to deliver more efficiency gains from Q2**
- **LTE roll-out in line with strategy**

Telefónica, S.A
Investor Relations
Telefonica 17

TELEFÓNICA

Net Debt reduced and contained financial expenses

Net Financial Debt Evolution


€ in millions
2.5x OIBDA¹
55,593
-966
-342
+885
+235
-709
-477
54,220
2.42x OIBDA²
Total Sources
1,308
FCF for Debt & Commitment Cancellation
423
FCF for Financial Debt Amortization
188
Net Fin. Debt Dec-10
FCF Post-Minorities
Net Sale of Treasury Shares
Net Financial Investments
Commitments cancellation
FX & Interest Payment³
MTM & Others
Net Fin. Debt Mar-11

Financial Expenses

€ in millions

	Q1 11
Net interest expenses	-577
FX results	-2
Total Financial Results	-579
Total Average Net Debt	55,635
Effective cost	**4.23%**

Maturity profile (Mar-11)


€ in billions
4bn on syndicated facility recently extended to 2014 and 2016
Average Debt Life above 6 years
-1.3
6.9
7.5
2011
2012
2013

- **Net financial debt reduced by € 1.4 bn while leverage target, including commitments, kept within target range (2.42x)**
- **Above € 7.5 bn balanced refinancing and average maturity restored above 6 years,** in line with our target
- **Existing forward starting swaps for fixing rates in the long-term** and expected increase of short term rates to increase the effective interest rate in coming quarters

1. OIBDA includes 100% of FY 2010 Vivo's OIBDA, excludes results on the sale of fixed assets and the provision related to the Telefónica Foundation's social activities.
2. OIBDA includes 100% of LTM Vivo's OIBDA, excludes results on the sale of fixed assets and the provision related to the Telefónica Foundation's social activities.
3. FX & Interest Payment over accrued financial expenses.

Telefónica, S.A
Investor Relations
Telefónica
18

Closing remarks Solid start to year driven by strong execution Commercial push focus on value and MBB Steady revenue growth, benefiting from our diversification Sustained industry-leading profitability Robust cash flow generation 2011 outlook confirmed Distinctive profile 19 TELEFONICA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2011	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer